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RECD S.E.C.
NOV 2 8 2006
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2005 (MM/DD/YY) AND ENDING 09/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue (City) NE (State) 68005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber (402) 827-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

1200 Main Street (Address) Kansas City (City) Missouri (State) 64105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 7 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade, Inc. as of September 30, 2006, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Note 10 of the Financial Statements

Name

Chief Financial Officer
Title

Notary Public

GENERAL NOTARY-State of Nebraska
DENISE K. RICHARDSON
My Comm. Exp. Nov. 1, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

TD AMERITRADE, Inc. (formerly TD Waterhouse Investor Services, Inc.)
(A Wholly Owned Subsidiary of TD AMERITRADE Holding Corporation)
SEC File Number: 8-23395
September 30, 2006
With Report of Independent Registered Public Accounting Firm

0611-0786211

TD AMERITRADE, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2006

Contents

0611-0786211

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD AMERITRADE, Inc.

We have audited the accompanying consolidated statement of financial condition of TD AMERITRADE, Inc. (formerly TD Waterhouse Investor Services, Inc.) (the Company) as of September 30, 2006. This is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TD AMERITRADE, Inc. at September 30, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
November 21, 2006

TD AMERITRADE, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2006
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	94,523
Receivable from broker-dealers		4,316
Receivable from affiliated clearing broker-dealers		38,424
Receivable from affiliates		33,234
Securities owned		10,864
Property and equipment – net of accumulated depreciation of $1,521		8,543
Goodwill		1,659,466
Acquired intangible assets – net of accumulated amortization of $34,499		911,198
Other assets		9,902
Total assets	$	2,770,470
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued liabilities	$	98,952
Securities sold, not yet purchased		719
Payable to affiliates		937
Deferred income taxes, net		292,319
Total liabilities		392,927
Stockholder's equity:		
Common stock, no par value, 200 shares authorized, issued and outstanding		–
Additional paid-in capital		2,362,875
Retained earnings		14,628
Accumulated other comprehensive income		40
Total stockholder's equity		2,377,543
Total liabilities and stockholder's equity	$	2,770,470

See accompanying notes.

Notes to Consolidated Statement of Financial Condition

September 30, 2006

1. Basis of Presentation and Nature of Operations

Basis of Presentation

The consolidated statement of financial condition includes the accounts of TD AMERITRADE, Inc. (formerly TD Waterhouse Investor Services, Inc.) and its wholly owned subsidiary (collectively, the Company). Intercompany balances and transactions have been eliminated. The Company is a wholly owned subsidiary of TD AMERITRADE Holding Corporation (formerly Ameritrade Holding Corporation) (the Parent). The Company's former parent, TD Waterhouse Group, Inc., was acquired by Ameritrade Holding Corporation on January 24, 2006 (see Note 4). Subsequent to the acquisition, the Company changed its fiscal year-end from October 31 to September 30.

Nature of Operations

The Company is an introducing securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and various securities exchanges. The Company is required to comply with all applicable rules and regulations of the SEC, NASD, and securities exchanges in which it maintains membership.

The Company clears its securities transactions on a fully disclosed basis through affiliated clearing broker-dealers.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Amortization of Acquired Intangible Assets

Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 10 to 23 years.

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. Long-lived assets classified as "held for sale," if any, are reported at the lesser of carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments

The Company considers the amounts presented for financial instruments on the consolidated statement of financial condition to be reasonable estimates of fair value based on maturity dates, repricing characteristics, and, where applicable, quoted market prices.

2. Significant Accounting Policies (continued)

Goodwill

The Parent records goodwill for purchase business combinations to the extent the purchase price of each acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from the Parent's acquisition of the Company's former parent and other predecessor broker-dealers has been pushed down to the Company. The Company tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Company utilizes quoted market prices of the Parent's common stock to estimate the fair value of the Parent as a whole. The estimated fair value is then allocated to the Parent's subsidiaries and is compared with the book value of the subsidiaries. No impairment charges resulted from the annual impairment test as of September 30, 2006.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines income taxes on a separate entity basis. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates. Accruals for expected tax deficiencies that could arise from separate filings of the Company are recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*, when management determines that a tax deficiency is both probable and reasonably estimable.

Foreign Currency Translation

Assets and liabilities of the Company's Canadian subsidiary that are denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at each period-end. The functional currency of the Canadian subsidiary is the local currency; therefore, the effects of foreign currency translation adjustments arising from differences in exchange rates from period to period are included in accumulated other comprehensive income in the consolidated statement of financial condition.

3. Recently Issued Accounting Standards

FIN No. 48

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN No. 48). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 establishes a two-step process for evaluation of tax positions. The first step is recognition, under which the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise is required to presume the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement, under which a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN No. 48 will be effective for the Company's fiscal year beginning October 1, 2007. The cumulative effect of adopting FIN No. 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. The Company is analyzing the impact of adopting FIN No. 48.

SFAS No. 157

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for the Company's fiscal year beginning October 1, 2008. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial statements.

4. Business Combinations, Goodwill, and Acquired Intangible Assets

On January 24, 2006, the Parent completed the acquisition of TD Waterhouse Group, Inc., a Delaware corporation, pursuant to an Agreement of Sale and Purchase, dated June 22, 2005, as amended, with The Toronto-Dominion Bank (TD). Upon the completion of the transaction, the Parent changed its name to TD AMERITRADE Holding Corporation.

On April 21, 2006, the Parent contributed net assets to the Company, including goodwill and acquired intangible assets, in connection with the ultimate transfer of an affiliate's introducing broker-dealer business to the Company.

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the period from November 1, 2005 through September 30, 2006:

	Goodwill	Acquired Intangible Assets
	(In Thousands)	
Balance as of November 1, 2005	$ –	$ –
Goodwill and acquired intangible assets pushed down in Parent's acquisition of TD Waterhouse Group, Inc.	969,253	693,752
Contribution of affiliate's introducing broker-dealer business from Parent *(Note 12)*	696,403	251,945
Purchase accounting adjustments (1)	(5,832)	–
Tax benefit of Parent stock option exercises (2)	(358)	
Amortization of intangible assets	–	(34,499)
Balance as of September 30, 2006	$ 1,659,466	$ 911,198

(1) Purchase accounting adjustments for the period from November 1, 2005 through September 30, 2006, consist of reductions to accruals for uncertain tax positions relating to a previous acquisition.

(2) Represents the tax benefit of exercises of Parent replacement stock options that were issued in connection with a previous acquisition. The tax benefit of an option exercise is recorded as a reduction of goodwill to the extent the Parent recorded fair value of the replacement option in the purchase accounting. To the extent any gain realized on an option exercise exceeds the fair value of the replacement option recorded in the purchase accounting, the Parent records tax benefit on the excess as additional paid-in capital.

4. Business Combinations, Goodwill, and Acquired Intangible Assets (continued)

Acquired intangible assets consist of the fair value allocated to client relationships from acquisitions.

5. Securities Owned and Securities Sold, Not Yet Purchased

At September 30, 2006, securities owned represent investments in equity securities, including an investment with a fair value of $4.5 million, which is subject to a transfer restriction that expires ratably over a three-year period ending in March 2009.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and, thereby, create a liability to purchase the securities in the market at prevailing prices. These transactions may result in a risk that the Company's ultimate liability to satisfy its obligation for securities sold, not yet purchased, may exceed the amount recognized in the accompanying consolidated statement of financial condition. The balance at September 30, 2006, is primarily comprised of marketable equity securities.

6. Property and Equipment

Property and equipment is comprised of the following (in thousands):

Leasehold improvements	$ 8,349
Computer equipment	723
Other equipment, furniture, and fixtures	992
	10,064
Less accumulated depreciation and amortization	(1,521)
Property and equipment, net	$ 8,543

7. Deferred Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates. The principal temporary differences arise from property and equipment, goodwill, acquired intangible assets, and certain accrued liabilities.

Deferred income taxes consist of the following as of September 30, 2006 (in thousands):

Deferred tax liabilities	$ 357,697
Deferred tax assets	(65,378)
Net deferred tax liabilities	$ 292,319

As of November 1, 2005, the Company had approximately $29.2 million of separate company state operating loss carryforwards. Because the realization of the tax benefit from state loss carryforwards is dependent on the Company generating sufficient state taxable income in future periods, the Company had provided a valuation allowance of approximately $1.4 million in order to reflect the tax benefit expected to be realized. At the acquisition date (discussed in Note 4), the Company's estimate of the realization of such deferred tax asset had not changed, and therefore, a valuation allowance of approximately $1.4 million was still appropriate. Subsequent to the acquisition and the contribution of the affiliate's introducing broker-dealer business (also discussed in Note 4), the state operating loss carryforwards were utilized, and accordingly, the valuation allowance was no longer required at September 30, 2006. The reduction in the valuation allowance was recorded as an adjustment to the goodwill recorded in the business combination.

8. Exit Liabilities

The Company has recorded exit liabilities associated with the Parent's acquisition of the Company's former parent described in Note 4, which are included in accounts payable and accrued liabilities in the consolidated statement of financial condition. These exit liabilities consist principally of severance pay and other termination benefits and contract termination costs. The following is a summary of the activity in the Company's acquisition exit liabilities during the period from November 1, 2005 through September 30, 2006:

	Employee Compensation	Occupancy and Equipment	Professional Services	Total
	(In Thousands)			
Balance, November 1, 2005	$ –	$ –	$ –	$ –
Exit costs recorded	54,423	6,911	1,735	63,069
Utilized	(30,762)	(4,233)	(400)	(35,395)
Balance, September 30, 2006	$ 23,661	$ 2,678	$ 1,335	$ 27,674

Acquisition employee compensation liabilities and professional services contract termination costs are expected to be substantially paid during fiscal 2007. Remaining acquisition occupancy and equipment exit liabilities are expected to be utilized over the respective lease periods through fiscal 2015.

9. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. Rule 15c3-1 requires that the Company maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At September 30, 2006, the Company had net capital of $48.9 million, which was $22.8 million in excess of the required net capital of $26.1 million.

During the Company's current year audit, a material weakness was identified and was reported by the independent auditors. A copy of such report and comments is currently available for clients' inspection at the principal office of the SEC in Washington, D.C., and at the regional office of the SEC in Denver, Colorado.

10. Employee Benefit Plans

The Parent has 401(k) and profit-sharing plans covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan documents or at the discretion of the Parent's Board of Directors, as applicable.

The Company's employees participate in the Parent's stock option and incentive plans. Effective October 1, 2005, the Parent adopted SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R) using a modified version of the prospective transition method. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.

11. Commitments and Contingencies

Lease Commitments

The Company leases office space under noncancelable operating leases. The Company also sublets office space under noncancelable subleases. Future minimum rental commitments under such leases and subleases are as follows:

	Leases	Subleases
	(In Thousands)	
Year ending September 30:		
2007	$ 15,779	$ (126)
2008	13,122	(98)
2009	10,502	(137)
2010	7,427	(119)
2011	6,251	(53)
Thereafter through 2017	8,102	–
	$ 61,183	$ (533)

11. Commitments and Contingencies (continued)

Legal

The nature of the Company's business subjects it to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

Regulatory Matters

The Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the consolidated statement of financial condition could be changed at a later date upon final determinations by taxing authorities. TD has agreed to indemnify the Company for tax obligations, if any, pertaining to activities of TD Waterhouse prior to the acquisition.

General Contingencies

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared through affiliated clearing brokers on a fully disclosed basis. In the event the affiliated clearing brokers do not fulfill their obligations, the Company may be exposed to risk. Pursuant to agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. As of September 30, 2006, the total amount of client

11. Commitments and Contingencies (continued)

balances maintained by the Company's affiliated clearing brokers and subject to such indemnification was approximately $20.3 million. However, the potential for the Company to be required to make payments under these arrangements is remote due to the contractual capital requirements associated with clients' accounts and the regular review of clients' capital. Accordingly, no liability is carried in the statement of financial condition for these transactions.

The Company's common stock has been pledged as collateral on the Parent's senior credit facilities.

12. Related-Party Transactions

Contribution of Introducing Broker-Dealer Business From Parent

On April 21, 2006, the Parent contributed the following assets and liabilities in connection with the ultimate transfer of an affiliate's introducing broker-dealer business to the Company (in thousands):

Cash	$ 10,598
Goodwill	696,403
Acquired intangible assets	251,945
Deferred income tax liabilities, net	(92,882)
Other, net	7,299
Net assets contributed	$ 873,363

The contribution of the Parent's introducing broker-dealer business had no impact on the Company's net capital.

Money Market Deposit Account (MMDA) Agreement

As a result of the Parent's acquisition of TD Waterhouse described in Note 4, TD became an affiliate of the Parent, owning approximately 39.6% of the Parent's outstanding common stock as of September 30, 2006. Three broker-dealer subsidiaries of the Parent, including the Company, Ameritrade, Inc., and National Investor Services Corp. (NISC), are party to a money market deposit account agreement with TD Bank USA, N.A. (TD Bank USA) (formerly known as TD Waterhouse Bank, N.A.) and TD, pursuant to which TD Bank USA makes available to

12. Related-Party Transactions (continued)

clients of the Company money market deposit accounts as designated sweep vehicles. The Company provides marketing and support services with respect to the money market deposit accounts, and Ameritrade, Inc. and NISC act as agents for clients of the Company and as record-keepers for TD Bank USA, in each case with respect to the money market deposit accounts. The MMDA agreement has an initial term of two years from January 24, 2006, and is automatically renewable for successive two-year terms, provided that following the first anniversary of the agreement, the agreement may be terminated by any party thereto upon one year's prior written notice.

Services Agreement

The Company, certain of its affiliates, and an affiliate of TD are party to a services agreement, pursuant to which certain money market mutual funds are made available as money market sweep or direct purchase options to company clients, and the Company performs marketing support services with respect to those funds. The services agreement has an initial term of two years from January 24, 2006, and is automatically renewable for successive two-year terms (so long as certain related agreements are in effect), provided that following the first anniversary of the agreement, the agreement may be terminated by any party thereto upon one year's prior written notice. The Company may terminate the services agreement upon 120 days' notice in certain circumstances.

Canadian Call Center Services Agreement

The Company has a wholly owned subsidiary for the purpose of contracting with TD for call center services in Canada. Pursuant to the Canadian Call Center Services Agreement, as amended, TD will continue to receive and service client calls at its London, Ontario, site for clients of the Company, until November 30, 2008, unless the agreement is terminated earlier in accordance with its terms.

Other Related-Party Transactions

Receivables from and payables to affiliates resulting from the related-party transactions described above are generally settled in cash on a monthly basis. As of September 30, 2006, receivables from affiliates included $12.8 million of income tax related balances.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

TD AMERITRADE, Inc. (formerly TD Waterhouse Investor Services, Inc.)
(A Wholly Owned Subsidiary of TD AMERITRADE Holding Corporation)
SEC File Number: 8-23395
September 30, 2006

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
TD AMERITRADE, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of TD AMERITRADE, Inc. (the Company) for the period from November 1, 2005 through September 30, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the control activities and its operation that we consider to be a material weakness as defined above:

The Company did not identify and deduct all remaining deferred tax assets, after taking into consideration the gross deferred tax liability credit applied to nonallowable assets, in the computation of net capital under Rule 15c3-1, and therefore, had overstated net capital as of September 30, 2006, by approximately $10 million. The overstatement did not result in a net capital deficiency.

The deferred tax asset was properly accounted for in subsequent Rule 15c3-1 computations. This matter was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of TD AMERITRADE, Inc. for the year ended September 30, 2006. This report does not affect our report thereon dated November 21, 2006. The Company has amended and refiled its September 30, 2006, FOCUS report. The Company has informed us that it has updated its policies and procedures to address this item.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives, except for the matter noted above involving an internal control activity and its operation that we consider to be a material weakness as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
November 21, 2006

0611-0786210